June 10, 1999

Securities and Exchange Commission
Securities Filing Department
450 Fifth Street, NW
Washington, DC 20549

Re: Sola International Inc.


Dear Sir or Madame:

Enclosed for filing under Rule 13d-1 under the Securities Exchange Act of 1934 is our amended Schedule 13G filing for Sola International Inc. stockholders.

Under cover of this letter, a copy of this filing is also being sent (via Federal Express) to Sola International Inc.

Sincerely,

THE BAUPOST GROUP, L.L.C.


By: /s/ Seth A. Klarman
    Seth A. Klarman
    President

SAK CORPORATION


By: /s/ Seth A. Klarman
    Seth A. Klarman
    President

SETH A. KLARMAN


By: /s/ Seth A. Klarman
    Seth A. Klarman

cc:  Sola International Inc.


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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                             Sola International Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    834092108
                                 (CUSIP Number)

                                  May 28, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

---------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)





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*******************************************************************************
1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

     The Baupost Group, L.L.C., 04-3402144

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     (a)
     (b) X

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.   WITH SOLE VOTING POWER

     0

6.   WITH SHARED VOTING POWER

     0

7.   WITH SOLE DISPOSITIVE POWER

     0

8.   WITH SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.00%

12.  TYPE OF REPORTING PERSON *

     IA

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*******************************************************************************
1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

     SAK Corporation, 04-3334541

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     (a)
     (b) X

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.   WITH SOLE VOTING POWER

     0

6.   WITH SHARED VOTING POWER

     0

7.   WITH SOLE DISPOSITIVE POWER

     0

8.   WITH SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.00%

12.  TYPE OF REPORTING PERSON *

     HC

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*******************************************************************************

1.   NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

     Seth A. Klarman, ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     (a)
     (b) X

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.   WITH SOLE VOTING POWER

     0

6.   WITH SHARED VOTING POWER

     0

7.   WITH SOLE DISPOSITIVE POWER

     0

8.   WITH SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.00%

12.  TYPE OF REPORTING PERSON *

     HC
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*******************************************************************************

Item 1 (a) Name of Issuer:

     Sola International Inc.

1(b) Address of Issuer's Principal Executive Offices:

     2420 Sand Hill Road, Suite 200, Menlo Park, CA  94025


Item 2 (a) Name of Person Filing:

(1)  The Baupost Group, L.L.C.
(2)  SAK Corporation
(3)  Seth A. Klarman

2(b) Address of Principal Business Offices or, if none, Residence:

(1)  The Baupost Group, L.L.C.
     44 Brattle Street, 5th Floor
     Cambridge, Massachusetts 02138

(2)  SAK Corporation
     44 Brattle Street, 5th Floor
     Cambridge, Massachusetts 02138

(3)  Seth A. Klarman
     44 Brattle Street, 5th Floor
     Cambridge, Massachusetts 02138

2(c) Citizenship:

(1)  The Commonwealth of Massachusetts
(2)  The Commonwealth of Massachusetts
(3)  United States of America

2(d) Title of Class of Securities:

     Common Stock

2(e) CUSIP Number:

     834092108


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Item 3 If this statement is filed  pursuant to Rule 13d-1(b) or 13d-2(b),  check whether the person filing is a:

(a) [ ]Broker or Dealer registered under Section 15 of the Act.

(b) [ ]Bank as defined in Section 3(a)(6) of the Act.

(c) [ ]Insurance Company as defined in Section 3(a)(19) of the Act.

(d) [ ]Investment Company registered under Section 8 of the Investment Company Act.

(e) [X]Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.

(f) [ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13D-1(b)(1)(ii)(F).

(g) [X]Parent Holding Company, in accordance with 240.13D-1(b)(ii)(G)

(h) [ ]Group, in accordance with 240.13d-1(b)(1)(ii)(H).

Item 4 Ownership:

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned: (as of May 28, 1999)

     (1)  The Baupost Group, L.L.C.: 0

     (2)  SAK Corporation: 0

     (3)  Seth A. Klarman: 0




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(b) Percent of Class:

     (1)  The Baupost Group, L.L.C.: 0.00%

     (2)  SAK Corporation: 0.00%

     (3)  Seth A. Klarman: 0.00%


(C) Number of shares as to which such person has:


(i)  sole power to vote or to direct the vote

     (1)  The Baupost Group, L.L.C.: 0

     (2)  SAK Corporation: 0

     (3)  Seth A. Klarman: 0


(ii) shared power to vote or to direct the vote

       --- 0


(i)  sole power to dispose or to direct the disposition of

     (1)  The Baupost Group, L.L.C.: 0

     (2)  SAK Corporation: 0

     (3)  Seth A. Klarman: 0


(ii) shared power to dispose or to direct the disposition of

     --- 0


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Item 5 Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6 Ownership of More than Five Percent on behalf of Another Person:

     The Baupost Group, L.L.C. is a registered investment adviser. SAK Corporation is the Manager of The Baupost Group, L.L.C. Seth A. Klarman, as the sole Director of SAK Corporation and a controlling person of Baupost Group, L.L.C., may be deemed to have beneficial ownership under Section 13(d) of the securities beneficially owned by Baupost Group, L.L.C. Securities reported on this Schedule 13G as being beneficially owned by the Baupost Group, L.L.C. include securities purchased on behalf of a registered investment company and various limited partnerships.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     See attached Exhibit A

Item 8 Identification and Classification of members of the Group:

     N/A

Item 9 Notice of Dissolution of Group:

     N/A



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Item 10 Certification:

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 10, 1999
Date

THE BAUPOST GROUP, L.L.C.

By:  /s/ Seth A. Klarman
     Seth . Klarman
     President

SAK CORPORATION

By:  /s/ Seth A. Klarman
     Seth A. Klarman
     President


SETH A. KLARMAN

By:  /s/ Seth A. Klarman
     Seth A. Klarman






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EXHIBIT A

Item 3

     (1) The Baupost Group, L.L.C. IA

     (2) SAK Corporation HC

     (3) Seth A. Klarman HC

     The Baupost Group, L.L.C. is a registered investment adviser. SAK Corporation is the Manager of The Baupost Group, L.L.C. Seth A. Klarman, as the sole Director of SAK Corporation and a controlling person of Baupost Group, L.L.C., may be deemed to have beneficial ownership under Section 13(d) of the securities beneficially owned by Baupost Group, L.L.C. Securities reported on this Schedule 13G as being beneficially owned by the Baupost Group, L.L.C. include securities purchased on behalf of a registered investment company and various limited partnerships.


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